UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-38857

BIT Origin Ltd

160 Robinson Road, 12F, SBF Center

Singapore 068914

T: 347-556-4747

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

As previously reported on the report on Form 6-K of Bit Origin Ltd (the “Company”) filed on February 26, 2025, the Company received a written notice from The Nasdaq Stock Market LLC (“Nasdaq”) on February 21 notifying the Company that it was not in compliance with the requirement to maintain a minimum closing bid price of $1.00 per share, as set forth in Nasdaq Listing Rule 5550(a)(2), because the closing bid price of the Company’s ordinary shares was below $1.00 per share for 30 consecutive business days. In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company has a period of 180 calendar days from the Notification Date, until August 20, 2025, to regain compliance with the minimum bid price requirement.

On August 28, 2025, the Company was granted an additional 180 calendar day period, or until February 16, 2026, to regain compliance with Nasdaq Listing Rule 5550(a)(2). To regain compliance, the closing bid price of the Company’s ordinary shares must meet or exceed $1.00 per share for a minimum of 10 consecutive business days during this 180-day period.

On February 9, 2026, the Company received a letter from Nasdaq notifying the Company that, for the last 14 consecutive business days, from January 20, 2026 to February 6, 2026, the closing bid price of the Company’s Class A ordinary shares has been at $1.00 per share or greater. Accordingly, the Company has regained compliance with Listing Rule 5550(a)(2), and this matter has been closed.

On February 11, 2026, the Company issued a press release entitled “Bit Origin Regains Compliance with Nasdaq Minimum Bid Price Requirement” A copy of the press release is furnished herewith as Exhibit 99.1 and is incorporated herein by reference.

Exhibit Index

Exhibit Number	Description of Exhibit
99.1	Press release – Bit Origin Regains Compliance with Nasdaq Minimum Bid Price Requirement, dated February 11, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 11, 2026	Bit Origin Ltd

	By:	/s/ Jinghai Jiang
	Name:	Jinghai Jiang
	Title:	Chief Executive Officer, Chief operating Officer and Chairwoman of the Board of Directors